UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

California Coastal Communities, Inc.
(Name of Issuer)

Common Stock, Par Value $.05 Per Share
(Title of Class of Securities)

129915203
(CUSIP Number)

Scott V. Beechert, Esq.
Murray Capital Management, Inc.
680 Fifth Avenue, 26th Floor
New York, New York 10019
(212) 582-5505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 02, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

SCHEDULE 13D
CUSIP No. 129915203	Page 2 of 6 Pages

1	Names of Reporting Persons

MARTI P. MURRAY

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
WC, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States

	7	Sole Voting Power
Number of Shares Beneficially Owned By Each Reporting Person With		544,716

	8	Shared Voting Power
0

	9	Sole Dispositive Power
544,716

	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
544,716

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented By Amount in Row (11)
5.01%

14	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 129915203	Page 3 of 6 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 6 Executive Circle, Suite 250, Irvine, CA 92614.

Item 2. Identity and Background

This Statement is being filed on behalf of Marti P. Murray (the “Reporting Person”). The business address of the Reporting Person is c/o Murray Capital Management, Inc., 680 Fifth Avenue, 26th Floor, New York, NY 10019. The Reporting Person's present principal occupation is being the president and sole shareholder of Murray Capital Management, Inc. (“MCM”) which is a registered investment adviser and manages accounts on a discretionary basis for certain of its investment management clients.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for 541,201 Shares was $2,297,838.44.  Such Shares are held directly by MCM’s investment management clients in brokerage accounts maintained at unaffiliated financial institutions for which MCM has been delegated full investment authority, as well as by two investment funds for which MCM acts as investment advisor.

The source of funds for such purchases was the working capital of such clients and investment funds. The aggregate purchase price of 3,515 Shares was $20,000.35. The source of the funds for such acquisition was the Reporting Person’s personal funds through the receipt of such Shares in lieu of cash consideration payable by the Issuer to the Reporting Person in consideration of the Reporting Person serving as a director of the Issuer. See Item 4 below for a further description of these 3,515 Shares.

Item 4. Purpose of Transaction

All of the Shares reported herein as having been acquired for the account of MCM’s investment management clients and certain investment funds for which MCM acts as investment advisor, were acquired for investment purposes. Ms. Murray, a director of the Issuer, was issued 3,515 Shares under the Director Fee Program of the Issuer’s Amended and Restated 1993 Stock Option/Stock Issuance Plan (the “1993 Plan”) at the election of Ms. Murray. These Shares vest in 25% increments at the end of each calendar quarter during 2008. Upon vesting, the Reporting Person intends to transfer these Shares to certain investment advisory clients of MCM for no consideration.

SCHEDULE 13D
CUSIP No. 129915203	Page 4 of 6 Pages

The Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains the right to modify her plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a)        According to the Issuer, as of January 2, 2008, the Issuer had issued and outstanding 10,871,870 Shares (which includes 15,817 Shares issued under the 1993 Plan on January 2, 2008). The Reporting Person may be deemed to be the beneficial owner of 544,716 Shares (which constitutes 5.01% of the Shares outstanding), which includes 3,515 restricted Shares (which constitutes 0.03% of the Shares outstanding) issued to Ms. Murray under the 1993 Plan and 541,201 Shares (which constitutes 4.98% of the Shares outstanding) held directly by the following entities in the following amounts and percentages: 364,010 Shares (which constitutes 3.35% of the Shares outstanding) are held directly by MCM’s investment management clients in brokerage accounts maintained at unaffiliated financial institutions for which MCM has been delegated full investment authority; ReCap International (Master) Ltd. directly owns 175,017 Shares (which constitutes 1.61% of the Shares outstanding); and ReCap Equities Partners, L.P. directly owns 2,174 Shares (which constitutes 0.02% of the Shares outstanding). The Reporting Person is the president and sole shareholder and has sole voting and dispositive power with respect to, and therefore may be deemed to beneficially own, the Shares held by the investment advisory clients of MCM. The Reporting Person disclaims beneficial ownership of the 544,716 Shares except to the extent of her pecuniary interest therein.

ReCap International (Master) Ltd. is a British Virgin Islands corporation for which MCM acts as investment adviser. ReCap Equities Partners, L.P. is a Delaware limited partnership for which MCM acts as investment adviser. The general partner of ReCap Equities Partners, L.P. is Murray Investment Management, LLC. Ms. Murray is the managing member of Murray Investment Management, LLC.

(b)       The Reporting Person has the sole power to vote, or to direct the vote of 544,716 Shares of Common Stock and sole power to dispose of, or to direct the disposition of 544,716 Shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 544,716 Shares except to the extent of her pecuniary interest therein.

(c)       The following table sets forth all transactions with respect to the Shares effected during the past 60 days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 2, 2008. Except as otherwise noted, all such transactions were effected in the open market. The Reporting Person disclaims beneficial ownership of the 544,716 Shares except to the extent of her pecuniary interest therein.

Date	Number of Shares	Price Per Share
----	----------------	--------------
1/2/2008	3,515	$5.69

Item 6 below describes the circumstances by which the Reporting Person acquired these 3,515 Shares.

SCHEDULE 13D
CUSIP No. 129915203	Page 5 of 6 Pages

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a director of the Issuer. As compensation for being a director, the Issuer has issued to the Reporting Person 3,515 restricted Shares under the Director Fee Program of the 1993 Plan at the election of Ms. Murray. The Shares vest in 25% increments at the end of each quarter during 2008. Upon vesting, Ms. Murray intends to transfer these Shares to certain investment advisory clients of MCM for no consideration. The Reporting Person disclaims beneficial ownership of these Shares except to the extent of her pecuniary interest therein.

Item 7. Material to be Filed as Exhibits

None.

SCHEDULE 13D
CUSIP No. 129915203	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 11, 2008

/s/ Marti P. Murray
Marti P. Murray